Reliance
Industries Limited

RECEIVED

2007 SEP 17 A 9:00

File No.82-3300

September 3, 2007

Securities Exchange Commission
Division of Corporation Fina[redacted]
Office of International Corp
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

07026619

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 36	September 3, 2007	Intimating that Hon'ble High Court of Gujarat at Ahmedabad has approved the Scheme of Amalgamation of Indian Petrochemicals Corporation Ltd with Reliance Industries Limited vide Order dated August 16, 2007 and the Hon'ble High Court of Judicature at Bombay has also approved the Scheme vide Order dated June 12, 2007 as modified vide Order dated July 11, 2007.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

9/18

Reliance
Industries Limited

September 3, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Amalgamation of Indian Petrochemicals Corporation Limited with the Company

We wish to inform you that the Hon'ble High Court of Gujarat at Ahmedabad has approved the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited ('IPCL') with Reliance Industries Limited ('the Scheme') vide Order dated August 16, 2007. The said Order was made available on the website of the Hon'ble Gujarat High Court yesterday, i.e. September 2, 2007. However, certified copy of this Order is yet to be received by IPCL.

Earlier, the Hon'ble High Court of Judicature at Bombay has also approved the Scheme vide Order dated date June 12, 2007 as modified vide Order dated July 11, 2007, which was made available on August 14, 2007.

You are requested to inform your members appropriately.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President, Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Central Depository Services (India) Limited
National Securities Depository Limited

Reliance
Industries Limited

RECEIVED
2007 SEP 17 A 9:40

September 4, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	September 4, 2007	Media Release issued by the Company titled "RIL makes a strategic acquisition in East Africa towards global ambitions in the petroleum sector "

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

Reliance
Industries Limited

September 4, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "RIL makes a strategic acquisition in East Africa towards global ambitions in the petroleum sector" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance makes a strategic acquisition in East Africa
Towards global ambitions in the petroleum sector

Mumbai, September 4, 2007: Reliance has acquired a Majority stake and Management control of Gulf Africa Petroleum Corporation (GAPCO), a company which has a significant presence in East Africa in the petroleum downstream sector. The acquisition has been made through a wholly owned subsidiary, Reliance Industries Middle East, Dmcc (RIME), a company registered in United Arab Emirates.

GAPCO, an entity based in East and Central Africa with headquarters in Mauritius, owns and operates large storage terminalling facilities and a retail distribution network in several countries – including Tanzania, Uganda, Kenya. It also owns and operates large storage terminals in Dar Es Salaam (Tanzania), Mombassa (Kenya), Kampala (Uganda) and has other well spread depots in East & Central Africa. It also operates more than 250 Outlets covering retail and industrial segments.

Reliance considers its acquisition of GAPCO as strategic in nature. The East African countries, where GAPCO operates, have demonstrated rapid economic growth and have progressive government policies in place. The demand for petroleum products in these countries is rising steadily and has mirrored the rapid GDP growth. Import of petroleum products in these countries is also expected to rise in the near future. Further, these markets are easily accessible from India and in that sense provide a strategic fit for exports from India.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
5th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5568, 2278 5585, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com
Internet : www.ril.com

Reliance owns and operates the world's largest greenfield refinery (660,000 barrels per day capacity) at Jamnagar on the west coast of India and is setting up another similar sized export-oriented refinery (580,000 barrels per day capacity) at the same location through Reliance Petroleum Limited (RPL). Post commissioning of this refinery by December 2008, Jamnagar will become the Refining hub of the world, processing approximately 1.2 million barrels of crude oil per day. This will be the largest refining complex

at any single location in the world. Reliance is India's largest exporter with its petroleum products being sold in over hundred countries covering Europe, Americas, Far East, and Africa in developed and emerging economies across various continents and geographies.

Acquisition of GAPCO by Reliance is a strategic step towards achieving its global vision in the petroleum downstream sector by integrating the entire value chain consisting of Refining, Shipping, Trading, Terminalling and Marketing through retail and wholesale segments. Integration of this entire global value chain presents Reliance an extremely attractive potential upside to gain further prominence in the global petroleum downstream arena. This will help Reliance establish a natural marketing sink for its refinery products and capture value up to the last mile in the global petroleum value chain.

Over the years, Reliance has acquired significant expertise in the petroleum downstream sector in India and has successfully demonstrated its various value propositions like Quality & Quantity, Automation, Fleet Management program and highway Hospitality targeted across various consumer segments. Reliance expects to leverage on this expertise and contribute significantly to the petroleum downstream sector in East Africa and play key role in the economic growth of the region.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
5th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5568, 2278 5585, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com
Internet : www.ril.com

Media Release

Reliance
Industries Limited

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,10,886 crore (US$ 25.51 billion), cash profit of Rs15,768 crore (US$ 3.63 billion), net profit of Rs10,908 crore (US$ 2.51 billion) and net worth of Rs57,147 crore (US$ 13.15 billion).

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' since 2004 and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
5th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5568, 2278 5585, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com
Internet : www.ril.com

END